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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*


                              Ascendia Brands, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

          Mathew Hoffman, Esq.                    Eleazer Klein, Esq.
     Prentice Capital Management, LP           Schulte Roth & Zabel LLP
      623 Fifth Avenue, 32nd Floor                 919 Third Avenue
           New York, NY 10022                     New York, NY 10022
             (212) 756-8040                         (212) 756-2376

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2007
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------           -----------------------------------
CUSIP NO.  15670X104                        PAGE 2 OF 7 PAGES
---------------------------------           -----------------------------------


--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Prentice Capital Management, LP
          73-1728931
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          WC (See Item 3)
--------- ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- ----------------------------------------------------
  NUMBER OF          8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY              4,512,482
  OWNED BY         ------- ----------------------------------------------------
    EACH             9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH               0
                   ------- ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           4,512,482
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,512,482
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          9.99%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                  ---------------------------
CUSIP NO.  15670X104                                PAGE 3 OF 7 PAGES
----------------------------------                  ---------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael Zimmerman
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[x]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC (See Item 3)
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- -----------------------------------------------------
  NUMBER OF          8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY              4,512,482
  OWNED BY         ------- -----------------------------------------------------
    EACH             9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH               0
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           4,512,482
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,512,482
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          9.99%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                     ----------------------------
CUSIP NO.  15670X104                               PAGE 4 OF 7 PAGES
------------------------------                     ----------------------------


                         AMENDMENT NO.7 TO SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006, November 17, 2006, December 29, 2006, January 5, 2007, February 13, 2007 and October 25, 2007 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended to include the following:

     On November 19, 2007 (the "Issuance Date"), Prencen Lending LLC ("Prencen Lending"), an entity for which Prentice Capital Management serves as manager and the members of which are investment funds and managed accounts managed by Prentice Capital Management, entered into a letter agreement (the "Letter Agreement") with the Company. Pursuant to the Letter Agreement, Prencen Lending loaned the Company $2,000,000. In consideration for the loan, the Company issued to Prencen Lending (i) an unsecured convertible note (the "Note") in the principal amount of $2,000,000 and (ii) a Series A Warrant (the "Warrant") exercisable into 3,000,000 Shares.

     The Note will mature on the earlier to occur of (i) the 180th day following the Issuance Date and (ii) the consummation of the Preferred Stock Financing (as defined in the Note). On the maturity date, the Company shall pay the principal and accrued but unpaid interest then due and owing under the Note in (i) shares of Preferred Stock (as defined in the Note) if the Preferred Stock Financing is consummated on or prior to the 180th day following the Issuance Date; or (ii) shares of Common Stock valued at 85% of the average Weighted Average Price (as defined in the Note) for the 10 trading days immediately preceding the 180th day following the Issuance Date if the Preferred Stock Financing has not been consummated on or prior to the 180th day following the Issuance Date. The Note bears an interest rate of 15.0% per annum, subject to an increase up to the lesser of 20% per annum or the maximum rate permitted by applicable law upon the occurrence of specified events. Any balance under the Note is convertible at any time, at the option of the holder, into Future Round Financing Equity issued in any Future Round Financing (each as defined in the Note).

                                  SCHEDULE 13D

--------------------------------                      -------------------------
CUSIP NO.  15670X104                                  PAGE 5 OF 7 PAGES
--------------------------------                      -------------------------


Interest is payable by capitalizing such interest and adding it to the then outstanding principal of the Note.

     Subject to the limitations described below, the Warrant entitles the holder to purchase 3,000,000 Shares from the Company at an exercise price of $0.26 per share at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the date 60 months after the Issuance Date.

     THE HOLDER OF THE WARRANT SHALL NOT HAVE THE RIGHT TO EXERCISE THE WARRANT, TO THE EXTENT THAT AFTER GIVING EFFECT TO SUCH EXERCISE, SUCH PERSON (TOGETHER WITH SUCH PERSON'S AFFILIATES) WOULD BENEFICIALLY OWN IN EXCESS OF 9.99% OF THE SHARES OF COMMON STOCK OUTSTANDING IMMEDIATELY AFTER GIVING EFFECT TO SUCH EXERCISE.


ITEM 5.        PURPOSE OF TRANSACTION

     Item 5 of the Schedule 13D is amended and restated as follows:

     (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 4,512,482 Shares, representing 9.99% of the Company's outstanding Shares (based upon 41,779,840 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ending May 26, 2007 filed on July 24, 2007 and the amount of convertible securities beneficially owned by the Reporting Persons). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 4,512,482 Shares representing approximately 9.99% of the Company's Shares. If the Blocker were not in place, as of the date hereof, each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 333,676,526 Shares (representing 300 shares of Series B Preferred Stock that are initially convertible into 2,000,000 Shares, 30 shares of Series B1 Preferred Stock that are initially convertible into 200,000 Shares, warrants to purchase 10,384,615 Shares at an exercise price of $0.26 per share, warrants to purchase 24,661,737 Shares at an exercise price of $0.26 per share, warrants to purchase 3,000,000 Shares at an exercise price of $0.26 per share, a Convertible Note in the initial aggregate principal amount of $76 million which initial aggregate principal amount is convertible into 292,307,692 Shares (without taking into account any capitalized interest) and 1,122,482 Shares).

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 4,512,482 Shares.

     (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

                                  SCHEDULE 13D

---------------------------------           -----------------------------------
CUSIP NO.  15670X104                        PAGE 6 OF 7 PAGES
---------------------------------           -----------------------------------

     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Schedule 13D is hereby amended to include the following:

     As described in Item 4 above, Prencen Lending entered into the Letter Agreement and received the Note and Warrant.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit P - Letter Agreement dated as of November 19, 2007, by and among the Company and Prencen Lending.

Exhibit Q - Convertible Note issued by the Company.

Exhibit R - The Series A Warrant to Purchase Common Stock issued by the Company.

                                  SCHEDULE 13D

---------------------------------           -----------------------------------
CUSIP NO.  15670X104                        PAGE 7 OF 7 PAGES
---------------------------------           -----------------------------------



                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
    -------------------------------
    Name:   Michael Weiss
    Title:  Chief Financial Officer


MICHAEL ZIMMERMAN




    /s/ Michael Zimmerman
    -----------------------------------
    Michael Zimmerman